Annual Consolidated Financial Statements of Alithya Group inc. For the years ended March 31, 2025 and 2024

Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Alithya Group inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Alithya Group inc. (the "Company") as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2025 and 2024, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended March 31, 2025 and 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 12, 2025 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment test of goodwill

As discussed in note 9 of the consolidated financial statements, the goodwill balance as of March 31, 2025 was $181.4 million. As discussed in note 3 of the consolidated financial statements, goodwill is tested for impairment annually as of March 31, or more frequently, should events or changes in circumstances indicate that it may be impaired. An impairment loss is recognized if the carrying amount of the CGU exceeds its estimated recoverable amount. The recoverable amount of a CGU is the greater of its value in use and its fair value less cost of disposal. Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues and selling, general and administration expenses ("SG&A") applied in the determination of the Company’s three year net operating cash flow forecast, the estimated long-term growth rate used to extrapolate the three year net operating cash flow forecast, and the pre-tax value weighted average cost of capital ("WACC") applied in the determination of the present value of the net operating cash flow forecast. Key assumptions of the individual CGUs’ fair value less cost of disposal include forecasted revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of forecasted Adjusted EBITDA, and an implied market multiple applied to forecasted Adjusted EBITDA.

We identified the impairment test of goodwill as a critical audit matter. There was a higher degree of auditor judgment required to evaluate the key assumptions of the individual CGU’s value in use. The sensitivity of reasonably possible changes to those assumptions could have a significant impact on the determination of the recoverable amount of the CGUs and the valuation of goodwill.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s valuation of goodwill process, including controls related to (1) determining the three year net operating cash flow forecast and estimated long-term growth rate used to extrapolate the three year net operating cash flow forecast; and, (2) determining the WACC applied in the determination of the present value of the net operating cash flow forecast. We evaluated each year of the three year net operating cash flow forecast by comparing them to historical actual results and assessed adjustments made to historical actual results through independent corroboration. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating revenue growth rates applied in the determination of the Company’s three year net operating cash flow forecast to publicly available growth rate estimates for comparable companies; (2) evaluating estimated long-term growth rates of net operating cash flows compared to economic data; and, (3) evaluating the WACC by comparing the inputs to the WACC to publicly available data for comparable companies and assessing the resulting WACC.

Revenue recognition for fixed-fee and time and material arrangements applying the input method

As discussed in note 23 of the consolidated financial statements, revenue from fixed fee arrangements and time and material arrangements applying the input method for the year ended March 31, 2025 were $61.4 million and $129.3 million, respectively. As discussed in note 3 of the consolidated financial statements, revenues from consulting services under fixed fee arrangements, and time and material arrangements where contractual billings do not correspond with the value provided to the client and where the outcome of the arrangements can be estimated reliably, are recognized over time based on the measure of progress towards completion. The measure of progress towards completion is determined by comparing labour costs incurred to date to total expected labour costs to complete the service, to arrive at an estimate of the percentage of revenue earned to date. The determination of total expected labour costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.

We identified revenue recognition for fixed-fee and time and material arrangements applying the input method as a critical audit matter. There was a higher degree of auditor judgment required to evaluate the total expected labour costs to complete estimates applied to arrive at an estimate of the percentage of revenue earned to date because of the subjective nature of the estimate.

The following are the primary procedures we performed to address this critical audit matter. For a sample of contracts which are uncompleted at the reporting date, we (1) obtained and read customer arrangements and change orders, when applicable, to understand the contract scope and key terms; (2) evaluated the identification of factors that can affect total expected labour costs to complete, including, but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers; (3) interviewed operational personnel as to the status of projects to evaluate progress to date, the estimate of total labour costs to complete, and factors that can affect total expected labor costs to complete; (4) performed a comparison of total labour costs incurred and the total expected labour costs to complete at the reporting date, to the originally estimated labour costs; and, (5) performed a comparison of actual labour costs incurred for the month subsequent to year end to expected labour costs to complete estimates as at period end over corresponding subsequent periods.

We have served as the Company’s auditor since 2021.

/s/ KPMG LLP

Montréal, Canada
June 12, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Alithya Group inc.

Opinion on Internal Control Over Financial Reporting

We have audited Alithya Group inc.’s (the “Company”) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended March 31, 2025 and 2024, and the related notes (collectively, the “consolidated financial statements”), and our report dated June 12, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the control activities in the Company’s revenue processes for fixed-fee and time and material arrangements applying the input method has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the “Management’s Report on Internal Control over Financial Reporting” section of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2025. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Canada
June 12, 2025

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the years ended March 31,
(in thousands of Canadian dollars, except per share data)		2025	2024
	Notes	$	$
Revenues	23	473,481	491,125
Cost of revenues	19	317,347	341,815
Gross margin		156,134	149,310

Operating expenses
Selling, general and administrative expenses	19	116,081	121,558
Business acquisition, integration and reorganization costs (recovery)	20	(1,234)	3,384
Depreciation	19	4,523	5,913
Amortization of intangibles	8	18,926	23,095
Impairment of goodwill	9	5,144	—
Foreign exchange (gain) loss		(258)	102
		143,182	154,052
Operating income (loss)		12,952	(4,742)
Net financial expenses	21	8,882	11,857
Earnings (loss) before income taxes		4,070	(16,599)
Income tax expense
Current	12	1,276	317
Deferred	12	1,499	(256)
		2,775	61
Net earnings (loss)		1,295	(16,660)

Other comprehensive income (loss)
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		3,392	(4)
		3,392	(4)
Comprehensive income (loss)		4,687	(16,664)

Basic and diluted earnings (loss) per share	17	0.01	(0.17)

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 7

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31,	March 31,
(in thousands of Canadian dollars)		2025	2024
	Notes	$	$
Assets
Current assets
Cash		15,956	8,859
Accounts receivable and other receivables	5	95,270	98,808
Unbilled revenues		14,803	14,937
Tax credits receivable		10,996	9,942
Prepaids		8,680	7,069
		145,705	139,615
Non-current assets
Tax credits receivable		9,979	10,938
Other assets		1,327	2,267
Property and equipment	6	3,960	4,590
Right-of-use assets	7	4,277	5,606
Intangibles	8	74,450	81,273
Deferred tax assets	12	4,875	5,715
Goodwill	9	181,407	166,493
		425,980	416,497

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	10	80,899	74,917
Deferred revenues		25,024	25,293
Current portion of lease liabilities	7	3,546	4,136
Current portion of long-term debt	11	8,059	12,687
		117,528	117,033
Non-current liabilities
Contingent consideration	4	5,359	4,082
Long-term debt	11	101,860	104,695
Lease liabilities	7	5,449	7,384
Deferred tax liabilities	12	11,228	8,099
		241,424	241,293
Shareholders' equity
Share capital	13	316,685	312,409
Deficit		(155,075)	(157,370)
Accumulated other comprehensive income		7,998	4,606
Contributed surplus		14,948	15,559
		184,556	175,204
		425,980	416,497
Commitments and contingencies	15

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 8

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended March 31, (in thousands of Canadian dollars, except per share data)
	Notes	Shares issued	Share capital	Deficit	Accumulated other comprehensive income	Contributed surplus	Total
		Number	$	$	$	$	$
Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204
Net earnings		—	—	1,295	—	—	1,295
Other comprehensive income		—	—	—	3,392	—	3,392
Total comprehensive income		—	—	1,295	3,392	—	4,687
Share-based compensation	14	—	—	—	—	2,327	2,327
Share-based compensation granted on business acquisitions	14	—	—	—	—	1,683	1,683
Share-based compensation related to contingent consideration adjustment granted on Datum Acquisition, to be settled in shares	20	—	—	—	—	(1,255)	(1,255)
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	13	622,420	1,971	—	—	(1,971)	—
Issuance of Subordinate Voting Shares pursuant to the XRM Acquisition	13	3,449,103	2,875	—	—	—	2,875
Shares purchased for cancellation	13	(205,483)	(717)	315	—	—	(402)
Shares purchased for settlement of RSUs	13,14	(69,840)	(244)	96	—	—	(148)
Delivery of Subordinate Voting Shares upon settlement of RSUs	13,14	69,840	169	—	—	(266)	(97)
Issuance of Subordinate Voting Shares from settlement of PSUs	13,14	23,812	222	245	—	(521)	(54)
Cash settlement of DSUs issued as share-based compensation	14	—	—	70	—	(262)	(192)
Cash settlement of PSUs issued as share-based compensation	14	—	—	274	—	(346)	(72)
Total contributions by, and distributions to, shareholders		3,889,852	4,276	1,000	—	(611)	4,665
Balance as at March 31, 2025		99,305,100	316,685	(155,075)	7,998	14,948	184,556

Balance as at March 31, 2023		95,195,816	311,967	(141,481)	4,610	14,092	189,188
Net loss		—	—	(16,660)	—	—	(16,660)
Other comprehensive loss		—	—	—	(4)	—	(4)
Total comprehensive loss		—	—	(16,660)	(4)	—	(16,664)
Share-based compensation	14	—	—	—	—	2,764	2,764
Share-based compensation granted on business acquisitions	14	—	—	—	—	2,099	2,099
Share-based compensation related to contingent consideration adjustment, granted on Datum Acquisition, to be settled in shares	20	—	—	—	—	(865)	(865)
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	13	622,421	1,924	—	—	(1,924)	—
Shares purchased for cancellation	13	(493,878)	(1,724)	771	—	—	(953)
Issuance of Subordinate Voting Shares from exercise of stock options	13,14	2,500	8	—	—	(2)	6
Issuance of Subordinate Voting Shares from settlement of DSUs	13,14	73,682	201	—	—	(201)	—
Issuance of Subordinate Voting Shares from settlement of RSUs	13,14	14,707	33	—	—	(33)	—
Cash settlement of RSUs issued as share-based compensation	14	—	—	—	—	(371)	(371)
Total contributions by shareholders		219,432	442	771	—	1,467	2,680
Balance as at March 31, 2024		95,415,248	312,409	(157,370)	4,606	15,559	175,204

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 9

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended March 31,
(in thousands of Canadian dollars)		2025	2024
	Notes	$	$
Operating activities
Net earnings (loss)		1,295	(16,660)
Adjustments for:
Depreciation and amortization		23,449	29,008
Contingent consideration adjustment	20	(5,567)	(3,827)
Net financial expenses	21	8,882	11,857
Share-based compensation	14	4,010	4,863
Unrealized foreign exchange (gain) loss		(966)	153
Realized foreign exchange loss (gain) on repayment of long-term debt		580	(26)
Impairment of goodwill	9,19	5,144	—
Impairment of property and equipment and right-of-use assets and loss on remeasurement of lease liabilities	19	150	1,462
Cash settlement of RSUs, DSUs and PSUs		(264)	(371)
Other		—	(290)
Deferred taxes	12	1,499	(256)
		38,212	25,913
Changes in non-cash working capital items	22	10,221	(10,244)
Net cash from operating activities		48,433	15,669

Investing activities
Additions to property and equipment	6	(1,202)	(746)
Additions to intangibles	8	(239)	(41)
Business acquisition, net of cash acquired	4	(6,382)	—
Net cash used in investing activities		(7,823)	(787)

Financing activities
Increase in long-term debt, net of related transaction costs	18	102,706	148,340
Repayment of long-term debt	18	(123,561)	(159,110)
Repayment of lease liabilities, including lease termination costs	7	(4,628)	(5,813)
Withholding taxes paid pursuant to the settlement of RSUs and PSUs	14	(151)	—
Exercise of stock options	13	—	6
Shares purchased for settlement of RSUs	13	(148)	—
Shares purchased for cancellation	13	(402)	(953)
Financial expenses paid	21	(7,965)	(11,047)
Net cash used in financing activities		(34,149)	(28,577)

Effect of exchange rate changes on cash		636	(29)
Net change in cash		7,097	(13,724)
Cash, beginning of year		8,859	22,583
Cash, end of year		15,956	8,859
Cash paid (included in cash flow from operating activities)
Income taxes paid		702	601

The accompanying notes are an integral part of these consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (together with its subsidiaries, “Alithya” or the “Company”) is a professional services firm providing IT services and solutions through the optimal use of digital technologies in the areas of strategic consulting, enterprise transformation and business enablement.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “ALYA”.
The Company’s head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on June 12, 2025.
Basis of measurement
These consolidated financial statements have been prepared under the historical cost basis except for :
•Identifiable assets acquired and liabilities and contingent liabilities resulting from a business acquisition, which are generally measured initially at their fair values at the acquisition date, and contingent purchase considerations which are measured at the acquisition date and subsequently at fair value;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.
3. MATERIAL ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has the right to variable returns from its relationship with the entity and is able to affect those returns through its power over the activities of the entity. The subsidiaries’ financial statements are included in these consolidated financial statements from the date of commencement of control until the date that control ceases.
All intercompany balances and transactions, and any unrealized income and expenses arising from intracompany transactions, are eliminated on consolidation.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
The Company’s principal subsidiaries are as follows:

		2025	2024
Entity	Jurisdiction	Percentage Ownership	Percentage Ownership

Alithya Canada Inc.	Quebec, Canada	100%	100%
Alithya Consulting Inc.	Quebec, Canada	100%	100%
XRM Vision Inc.	Quebec, Canada	100%	N/A
Alithya Digital Technology Corporation	Ontario, Canada	100%	100%
Alithya USA, Inc.	Delaware, USA	100%	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%	100%
Alithya Ranzal LLC	Delaware, USA	100%	100%
Alithya Zero2Ten, Inc.	Delaware, USA	100%	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%	100%
Vitalyst, LLC	Delaware, USA	100%	100%
Datum Consulting Group, LLC	Indiana, USA	100%	100%
Alithya France SAS	France	100%	100%
DCG Team UK Limited	United Kingdom	100%	100%
Alithya Numérique Maroc SARLAU	Morocco	100%	100%
XRM Vision Maroc SARLAU	Morocco	100%	N/A
Datum Cybertech India Pvt Ltd.	India	100%	100%

TRANSLATION OF FOREIGN CURRENCIES
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of operations.
Foreign operations
Assets and liabilities of each entity with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation at the closing rate at the reporting date. Revenue and expenses have been translated into Canadian dollars at average exchange rates over the reporting period. Exchange differences are recognized in other comprehensive income in the currency translation reserve in equity.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
SEGMENTED REPORTING
Segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing the performance of the reportable segments.
A company shall disclose separately information about each operating segment, and can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds, into one reportable segment.
The Company has three operating and reportable segments based on geography: Canada, U.S. and International.
REVENUE RECOGNITION, UNBILLED REVENUES AND DEFERRED REVENUES
The Company generates revenue in the areas of information technology, principally through strategic consulting, enterprise transformation and business enablement services. These services are provided under various arrangements as defined below.
Revenue is recognized either at a point in time or over time, when (or as) the Company satisfies performance obligations by transferring the promised services to its customers, including variable consideration, such as discounts, volume rebates and service-level penalties. Variable consideration is estimated using either the expected value method or most likely amount method and is included in the transaction price only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time, the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.
Billing terms can be monthly, based on milestones or upfront, depending on the contractual terms with the client. Once invoiced, invoices generally have payment terms of 30 days. Contracts generally do not contain significant financing components.
The Company enters into arrangements with multiple performance obligations which typically include consulting services, post-contract support (including maintenance), and software. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Company has determined standalone selling prices for:
•consulting services based on a stated and consistent rate per hour range in standalone transactions;
•post-contract support based on observable prices for standalone renewals; and
•software through consistent stated rates for software components.
Certain of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Contract modifications are changes in scope and/or price that are approved by the parties to the contract. Approvals may be written, oral or implied by customary business practices, and are legally enforceable. The Company accounts for modifications as a separate contract if the modifications add distinct services that are priced commensurate with standalone selling prices or if the remaining services are distinct from those already transferred, otherwise modifications are accounted for as part of the original contract. When the contract modification is not accounted for as a separate contract, the Company recognizes an adjustment to revenue on the existing contract on a cumulative catch-up basis as at the date of the contract modification or, if the remaining services are distinct performance obligations, the Company recognizes the remaining consideration prospectively.
Time and materials arrangements
Revenue from strategic consulting and enterprise transformation services, including enterprise applications implementation, under time and materials arrangements is recognized as the services are rendered. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are recognized on an hourly basis.
Time and materials arrangements where contractual billings do not correspond with the value provided to the client are recognized based on the accounting policies for fixed-fee arrangements as defined below.
Fixed-fee arrangements
Revenue from enterprise transformation services, including enterprise applications implementation, under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized over time based on the measure of progress determined by the Company's efforts or inputs towards satisfying the performance obligation relative to the total expected inputs (the "Input Method") as it fulfills its performance obligations in line with contracted terms. The Company primarily uses labour costs to measure the progress towards completion. This method relies on estimates of total expected labour costs to complete the service, which are compared to labour costs incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable. For certain contracts, the Company recognizes revenue based on its right to consideration when such amount corresponds to the entity’s performance completed to date.
Business enablement services
Managed services revenue is generated through a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over the contract term, either on a straight-line basis or based on usage.
Subscriptions to learning services, which are available to customers at any time with unlimited use, are recognized over time, on a straight-line basis, over the contract term.
Software revenue is generated in part from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Company is delivered electronically. For software that is delivered electronically, the Company considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Third party software and maintenance revenue is recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Company.
Company created software, and the associated maintenance, is reported on a gross basis and revenue is recognized at the point in time when it is distinct from the maintenance and support, otherwise it is recognized over the contractual term. Revenue from the sale of Company created software from software as a service ("SaaS") is recognized on a straight-line basis as the Company stands ready to provide customers with continuous access to its software over the contractual term. For a SaaS arrangement with a fee structure based upon customer usage and priced at a fixed rate for usage, the Company recognizes revenue over the contractual term based on its right to consideration when such amount corresponds to the entity’s performance completed to date.
Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated incremental costs, including direct labour, material and an allocation of other costs that relate directly to fulfilling contracts exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded under performance obligations in customer contracts in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.
Unbilled revenues and deferred revenues
Amounts recognized as revenue in excess of billings are classified as unbilled revenues. Amounts received in advance of the performance of services are classified as deferred revenues when the Company has an unconditional right to invoice.
FINANCIAL INSTRUMENTS
Recognition and derecognition
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Classification and initial measurement of financial assets
All financial assets of the Company are classified into the amortized cost category. The classification is determined by both:
•the entity’s business model for managing the financial asset; and
•the contractual cash flow characteristics of the financial asset.
Except for those accounts receivable and other receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs, where applicable.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial expense, except for impairment of accounts receivable and other receivables, which is presented within selling, general and administrative expenses.
Subsequent measurement of financial assets at amortized cost
After initial recognition, all financial assets are measured at amortized cost using the effective interest method, less any impairment. Discounting is omitted where the effect of discounting is immaterial.
Impairment of accounts receivable and other receivables and unbilled revenues
The Company uses the simplified approach to measure the estimated credit loss for accounts receivable and other receivables and unbilled revenues and accordingly records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.
The Company assesses impairment of accounts receivable and other receivables and unbilled revenues based on days past due on a collective basis as customers with similar payment delays possess shared credit risk characteristics. The Company also assesses impairment of accounts receivable and other receivables and unbilled revenues on a customer-by-customer basis based on specific risks identified.
The Company considers a financial asset in default when contractual payments are considered past due and at risk depending on the various economic and asset-specific factors, or if it becomes probable that a customer will enter bankruptcy or other insolvency proceedings.
Classification and measurement of financial liabilities
Contingent considerations payable in cash or in a variable number of shares included in purchase consideration are classified as financial liabilities, initially and subsequently measured at fair value with changes in fair value recognized in profit or loss.

All other financial liabilities of the Company are initially measured at fair value, and where applicable, adjusted for transaction costs and subsequently measured at amortized cost using the effective interest method.
All interest-related charges are reported in the consolidated statements of operations within financial expenses.
EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to the holders of the Subordinate Voting Shares and Class B multiple voting shares (the “Multiple Voting Shares“) (together the “Shares”) by the weighted average number of Shares outstanding during the period.
Diluted earnings (loss) per share is determined using the treasury stock method to evaluate the dilutive effect of stock options, deferred, restricted and performance share units, certain shares to be issued as part of anniversary payments related to business acquisition and shares subject to forfeiture.
GOVERNMENT ASSISTANCE
Certain subsidiaries are eligible for government assistance programs, in different jurisdictions, in the form of grants and tax credits for the development of e-business. Government assistance is recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. The government assistance is treated as a reduction in the cost of the qualifying expenditure.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
In preparing claims, judgment is required in interpreting the regulations related to these programs, determining if the operations of the subsidiaries qualify and identifying and quantifying eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Company. Management estimates the amounts to be received under these programs. Final government assistance received following examinations and audits could be different from amounts recorded.
PROPERTY AND EQUIPMENT (“P&E”)
Property and equipment are recorded at cost and amortized over their estimated useful lives, using the following methods:

	Method	Rates
Furniture, fixtures and equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight line	Over the term of the lease

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
LEASES
The Company as a lessee
For any new contracts entered into, the Company considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an identified asset (the underlying asset) for a period of time in exchange for consideration”.
Measurement and recognition of leases as a lessee
At lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Company, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).
The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. The Company also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments related to non-lease components, mostly made of common area maintenance fees, are excluded from the lease liabilities and are recorded as an expense over the lease term.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest, which are recorded as part of net financial expenses. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net earnings if the right-of-use asset is already reduced to zero.
The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the consolidated statements of operations on a straight-line basis over the lease term.
INTANGIBLES
Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions, software licenses and tradenames acquired through business acquisitions and initially recorded at their fair value. Internal use business solutions and software licenses (“Software”) purchased by the Company are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. The Company amortizes its intangible assets using the straight-line method as follows :

	Method	Period
Customer relationships	Straight line	3 - 10 years
Non-compete agreements	Straight line	3 - 10 years
Software	Straight line	3 years
Tradenames	-	Indefinite

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
GOODWILL
Goodwill arises on business acquisitions accounted for under the acquisition method and represents the excess of consideration transferred over the fair value of the Company's share of the net identifiable assets acquired and liabilities assumed of the acquired entity at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.
IMPAIRMENT OF P&E, RIGHT-OF-USE ASSETS, INTANGIBLES AND GOODWILL
Timing of impairment testing
The carrying amounts of the Company's P&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use are tested for impairment at least annually as at March 31.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Impairment testing
The recoverable amount of an asset or cash-generating unit ("CGU") is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use and which are largely independent of the cash inflows of other assets or groups of assets (the "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business acquisition is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.
Reversal of Impairment
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
Business acquisition, integration and reorganization costs are comprised of transaction costs related to business acquisitions, whether successful or not, costs of integrating acquired businesses including redundant rent, gains or losses on lease modifications, impairment of right-of-use assets from previous business acquisitions, gains or losses on disposal of non-core assets, transition costs relating to system integrations, contingent consideration as well as employee compensation related to business acquisitions and severance resulting from integrations and significant changes in the organizational structure.
Reorganization costs, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
PROVISIONS
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions may consist of litigation and claim provisions arising in the ordinary course of business.
The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business acquisition and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
SHARE CAPITAL
Subordinate Voting Shares and Multiple Voting Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity, net of any tax effects.
Normal course issuer bid (“NCIB”)
When the Company purchases its Subordinate Voting Shares for cancellation through a NCIB, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled. When the shares are cancelled, the difference between the consideration paid and the average stated value of the shares purchased for cancellation is recorded to the deficit.
SHARE-BASED COMPENSATION PLANS
Share purchase plan
The Company operates a share purchase plan for eligible employees of the Company. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee's gross salary. The Company’s contributions to the plan are recognized as salaries within cost of revenues and selling, general and administrative expenses.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Long-term incentive plan ("LTIP") and share unit plan (“SUP”), (together the “Incentive Plans”)
The Company operates a LTIP for eligible employees and directors of the Company which provides for various types of awards, including equity-settled stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). The Board, at its discretion, may elect to settle RSUs and PSUs in cash.
The Company also operates a SUP for eligible employees of the Company. Under this plan, eligible employees may elect to receive up to 50% of their annual bonus in DSUs and/or RSUs (“Bonus DSUs/RSUs”) with the Company granting additional DSUs/RSUs equal to 25% of the Bonus DSUs/RSUs. The SUP also provides for the grant of discretionary DSUs and/or RSUs. The Board, at its discretion, may elect to settle DSUs and RSUs in cash.
The Company accounts for all grants as equity-settled awards as the Board intends to settle awards issued under the LTIP through the issuance of share capital and under the SUP through Subordinate Voting Shares purchased on the TSX.
The share-based payment expense is recognized in selling, general and administrative expenses and business acquisition, integration and reorganization costs with a corresponding adjustment through contributed surplus over the vesting period based on the grant date fair value of the award. Forfeitures, which are estimated at the time of grant, are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its respective vesting period.
For stock options, the grant date fair value is measured using the Black-Scholes option pricing model. Any consideration paid by participants on exercise of stock options is credited to share capital together with any related share-based compensation expense originally recorded in contributed surplus.
For RSUs and DSUs, the grant date fair value is measured at the fair value of the underlying Subordinate Voting Share as at the grant date. For bonus DSUs/RSUs under the SUP, the fair value of the share-based expense is based on 125% of the fair value of the bonus elected to be settled as DSUs and/or RSUs, with a corresponding adjustment through contributed surplus. An expense is recognized over the vesting period as share-based payments within selling, general and administrative expenses, with a corresponding amount recognized in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of units for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the units of awards that do meet the related service and non-market performance conditions at the vesting date.
The terms and conditions of each grant of PSUs, including market and non-market performance goals, are determined by the Board. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The determination as to whether the performance goals have been achieved is made by the Board.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to share capital.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The following are critical judgements that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of cash generating units – The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM, ERP and Industry Solutions.
Determination of operating segments – The Company uses judgment in the determination of operating segments for financial reporting and disclosure purposes. The Company has examined its activities and has determined that it has three reportable segments based on geography: Canada, U.S. and International.
The following are assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next year:
Revenue recognition for fixed-fee and time and material arrangements applying the Input Method – The Company recognizes revenues from arrangements applying the input method which can extend over more than one reporting period. Revenue from these arrangements applying the Input Method is recognized over time based on a measure of progress using the Company’s best estimate of the total expected labour costs, and the related risks associated with completing the service. The determination of total expected labour costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.
As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Company's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.
Impairment of long-lived assets – The Company’s impairment test for goodwill is based on internal estimates of its individual CGUs’ recoverable amounts determined as the greater of value in use and fair value less costs of disposal. Value in use represents the present value of the future cash flows expected to be derived from the CGU from its continued use. The fair value less cost of disposal represents the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date under current market conditions, less incremental costs directly attributable to disposing of the CGU, excluding finance costs and income tax expense.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s three year net operating cash flow forecast, estimated long-term growth rates used to extrapolate the three year net operating cash flow forecast and the pre-tax value weighted average cost of capital (“WACC”) applied in the determination of the present value of the net operating cash flow forecast.
Key assumptions of the individual CGUs’ fair value less cost of disposal include estimated revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s forecasted Adjusted EBITDA (as defined in note 26) and an implied market multiple applied to forecasted Adjusted EBITDA.
Changes in these key assumptions can have a material impact on the recoverable amount calculated and ultimately the amount of any goodwill impairment recognized. Refer to note 9 for additional information on the assumptions used.
ACCOUNTING STANDARD AMENDMENTS AND INTERPRETATIONS EFFECTIVE FOR THE YEAR ENDED MARCH 31, 2025
The following amendments to existing standards were adopted by the Company on April 1, 2024:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within twelve months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024. The amendments to IAS 1 had no impact on the Company’s consolidated financial statements.
International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision on Segment Reporting
In July 2024, the IFRS Interpretations Committee issued an agenda decision clarifying disclosure requirements for reportable segments under IFRS 8 – Operating Segments. The decision emphasizes the need to disclose certain specified items if these are included in the measure of segment profit or loss reviewed by the Chief Operating Decision Maker (CODM) or are otherwise regularly provided to the CODM, even if not included in that measure of segment profit or loss. As a result, the Company has made changes to reflect these requirements in note 23, Segment and geographical information.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. MATERIAL ACCOUNTING POLICIES (CONT’D)
FUTURE ACCOUNTING STANDARDS CHANGES
At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION
XRM Vision
Overview
On December 1, 2024, the Company acquired all of the issued and outstanding shares of Canadian-based XRM Vision Inc. and all of its affiliates (“XRM Vision”) (the “XRM Acquisition”), a recognized Microsoft partner. Management expects that XRM Vision’s expertise will complement its existing business and will reinforce Alithya’s smart shoring capabilities.
The XRM Acquisition was completed for total consideration of up to $34,384,000, in aggregate.
The total purchase consideration of up to $30,009,000 consisted of: (i) $7,377,000 paid in cash at closing; (ii) final working capital adjustment of $632,000, included in accounts payable and accrued liabilities as at March 31, 2025; (iii) $2,875,000 paid by the issuance of 1,724,550 Subordinate Voting Shares; (iv) $8,625,000 of balance of sale, payable over three years on December 1, 2025, 2026 and 2027 (the "Anniversary Dates"); and (v) potential earn-out consideration of up to $10,500,000, including $9,000,000 payable in cash and $1,500,000 by the issuance of Subordinate Voting Shares.
The total other consideration of $4,375,000 consisted of: (i) 1,724,553 Subordinate Voting Shares, with a fair value of $2,875,000, issued at closing; and (ii) Subordinate Voting Shares with a value of up to $1,500,000 which may be issued as part of the earn-out consideration. These Subordinate Voting Shares issued and/or issuable are subject to claw-back clauses based on continued employment and accordingly, these share considerations are recognized as share-based compensation granted on business acquisition over three years (note 14).
The number of Subordinate Voting Shares issuable as part of the earn-out will be determined by dividing the earn-out amount payable in Subordinate Voting Shares by the Volume Weighted Average Price (‘’VWAP’’) for the 15 trading days ending on and including the date that is 2 business days prior to the payment date of the earn-out. The settlement of the earn-out will be due after the 18 months following closing, once the earn-out consideration has been finalized.
The total earn-out consideration of $12,000,000, in aggregate, is contingent upon the future financial performance of the acquired business over a consecutive 12-month period within the 18 months following the acquisition date. The undiscounted scenario-based weighted average expected payout amount for the total potential earn-out consideration is $7,260,000.
The fair value of the earn-out purchase price consideration of $5,104,000 is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount for the potential earn-out consideration included in the purchase consideration of $6,353,000. The contingent consideration liability included in the purchase price is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 15.7%. Subsequent changes to the fair value of contingent consideration liability included in the purchase price will be recorded to business acquisition, integration and reorganization costs. There were no substantive changes to the contingent consideration liability as at March 31, 2025.
As part of the XRM Acquisition, the Company assumed $829,000 of long-term debt of which an amount of $333,000 was repaid immediately upon closing.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION (CONT'D)
For the year ended March 31, 2025, the Company incurred acquisition-related costs pertaining to the XRM Acquisition of approximately $1,084,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Purchase Price Allocation

The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

	As at March 31, 2025	Preliminary at acquisition date	Adjustments
Acquisition of XRM Vision	$	$	$

Current assets
Cash	995	995	—
Accounts receivable and other receivables	3,539	3,539	—
Unbilled revenues	110	110	—
Tax credits receivable	467	1,483	(1,016)
Prepaids	207	207	—
	5,318	6,334	(1,016)
Non-current assets
Tax credits receivable	275	—	275
Property and equipment	60	73	(13)
Right-of-use assets	54	54	—
Intangibles (note 8)	9,700	9,711	(11)
Goodwill (note 9)	14,662	18,608	(3,946)
Total assets acquired	30,069	34,780	(4,711)

Current liabilities
Accounts payable and accrued liabilities	2,829	2,829	—
Deferred revenue	351	351	—
Current portion of lease liabilities	106	106	—
Current portion of long-term debt	511	511	—
	3,797	3,797	—
Non-current liabilities
Lease liabilities	34	34	—
Long-term debt	318	318	—
Deferred tax liabilities	2,410	2,715	(305)
Total liabilities assumed	6,559	6,864	(305)

Net assets acquired	23,510	27,916	(4,406)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION (CONT'D)
As at December 31, 2024, due to the short period of time between the acquisition date and reporting period, the determination of the fair value of intangible assets and purchase consideration, final closing adjustments and related income tax payable and deferred tax considerations was preliminary pending the completion of selection of appropriate valuation techniques and inputs. As a result, some changes have been made to the purchase consideration and the allocation of fair value. The goodwill adjustment resulted primarily from the determination of the fair value of the earn-out consideration. In addition, the tax credits receivable were applied to settle the income tax payable related to the period prior to the acquisition and a portion was reclassified as a non-current asset. The fair value of the assets acquired and liabilities assumed is preliminary pending completion. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the XRM Acquisition, result in adjustments, or require additional provisions for conditions that existed at the date of the XRM Acquisition, the fair value will then be revised. Accordingly, the values in the table above are subject to change.
The XRM Acquisition is being accounted for using the acquisition method of accounting.
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of XRM Vision into the Company's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Purchase consideration
The following table summarizes the acquisition date fair value of each class of purchase consideration :

	As at March 31, 2025	Preliminary at acquisition date	Adjustments
Acquisition of XRM Vision	$	$	$
Cash consideration	7,377	7,377	—
Working capital adjustment to be settled in cash	632	—	632
Issuance of 1,724,550 Subordinate Voting Shares (note 13) (a)	2,875	2,875	—
Balance of purchase price payable with a nominal value of $8,625,000 (note 11) (a)	7,522	7,905	(383)
Contingent consideration with a maximum amount of $10,500,000, recorded at fair value (a)	5,104	9,759	(4,655)
Total purchase consideration	23,510	27,916	(4,406)

(a) Non-cash investing and financing activities
XRM Vision's contribution to the Company’s results
For the year ended March 31, 2025, the XRM Vision business contributed revenues of approximately $4,662,000 and a loss before income taxes in the amount of $2,738,000, including amortization, primarily related to the acquired customer relationships, of $712,000, share-based compensation granted on business acquisitions of $770,000 (note 14), interest accretion of $450,000 and business acquisition costs of $1,084,000 (note 20).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
4. BUSINESS ACQUISITION (CONT'D)
If the acquisition had occurred on April 1, 2024, pro-forma consolidated revenues and earnings before income taxes would have been $484,523,000 and $2,723,000, respectively, for the year ended March 31, 2025. These amounts have been calculated using XRM Vision’s results and adjusting for:
•differences in accounting policies between the Company and XRM Vision;
•the removal of transaction costs incurred by XRM Vision from April 1, 2024 to November 30, 2024; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2024.
5. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at	March 31,
	2025	2024
	$	$
Trade accounts receivable	95,093	98,346
Other receivables	177	462
	95,270	98,808

6. PROPERTY AND EQUIPMENT

As at	March 31, 2025				March 31, 2024
	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Opening cost	1,572	7,359	5,982	14,913	1,725	6,792	8,081	16,598
Additions	59	1,143	—	1,202	174	550	22	746
Additions through business acquisitions (note 4)	19	41	—	60	—	—	—	—
Disposals / retirements	—	—	—	—	(325)	—	(2,125)	(2,450)
Foreign currency translation adjustment	96	314	56	466	(2)	17	4	19
Ending cost	1,746	8,857	6,038	16,641	1,572	7,359	5,982	14,913
Opening accumulated depreciation	1,035	5,717	3,571	10,323	651	3,829	3,394	7,874
Depreciation expense	170	993	850	2,013	448	1,884	1,006	3,338
Impairment	—	—	—	—	260	—	1,296	1,556
Disposals / retirements	—	—	—	—	(325)	—	(2,125)	(2,450)
Foreign currency translation adjustment	79	237	29	345	1	4	—	5
Ending accumulated depreciation	1,284	6,947	4,450	12,681	1,035	5,717	3,571	10,323
Net carrying amount	462	1,910	1,588	3,960	537	1,642	2,411	4,590

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
7. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	March 31,
	2025	2024
	$	$
Beginning balance	5,606	9,353
Additions	965	557
Additions from business acquisition (note 4)	54	—
Depreciation	(2,510)	(2,575)
Impairment (a)	—	(1,272)
Derecognition (b)	—	(448)
Exchange rate effect	162	(9)
Net carrying amount	4,277	5,606

(a) During the year ended March 31, 2024, the Company recorded impairment charges against certain real estate right-of-use assets, in the context of an on-going review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint, realize synergies and improve the cost structure of the combined business. As a result, an impairment charge of $1,272,000 is presented in selling, general and administrative expenses.
(b) During the year ended March 31, 2024, the Company entered into an agreement to sublease a portion of its office space to a subtenant. The sublease resulted in the derecognition of the right-of-use asset associated with the office space and the recognition of a short-term and a long-term lease receivable, included in accounts receivable and other receivables and other assets, respectively, in the aggregate amount of $1,033,000.
Lease liabilities

As at	March 31,
	2025	2024
	$	$
Beginning balance	11,520	18,516
Additions	965	557
Additions from business acquisition (note 4)	140	—
Lease payments	(4,431)	(5,617)
Lease interest	466	664
Remeasurement	150	(2,593)
Exchange rate effect	185	(7)
Ending balance	8,995	11,520
Current portion	3,546	4,136
	5,449	7,384

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
7. LEASES (CONT’D)
Contractual lease payments under the lease liabilities as at March 31, 2025 are as follows:

As at	March 31, 2025
$
Less than one year	3,928
One to two years	1,911
Two to five years	4,186
More than five years	124
Total undiscounted lease payments at period end	10,149

Total cash outflows for leases, including non-lease components, for the years ended March 31, 2025 and 2024 were $6,915,000 and $7,209,000, respectively. As at March 31, 2024, lease termination costs of $663,000 were included in accounts payable and accrued liabilities.
8. INTANGIBLES

As at	March 31, 2025					March 31, 2024
	Customer relationships	Software	Tradenames (a)	Non-compete agreements	Total	Customer relationships		Software		Tradenames (a)		Non-compete agreements		Total
	$	$	$	$	$	$		$		$		$		$
Opening cost	163,297	15,866	2,844	7,738	189,745	163,208		15,812		2,841		7,733		189,594
Additions, purchased	—	116	—	—	116	—		41		—		—		41
Additions through business acquisition (note 4)	7,800	300	—	1,600	9,700	—		—		—		—		—
Additions, internally generated	—	123	—	—	123	—		—		—		—		—
Disposals / retirements	(424)	(338)	—	(810)	(1,572)	—		—		—		—		—
Foreign currency translation adjustment	4,819	766	176	278	6,039	89		13		3		5		110
Ending cost	175,492	16,833	3,020	8,806	204,151	163,297	—	15,866	—	2,844	—	7,738	—	189,745
Opening accumulated amortization	91,530	10,578	—	6,364	108,472	74,135		6,279		—		4,845		85,259
Amortization	13,321	4,361	—	1,244	18,926	17,304		4,279		—		1,512		23,095
Disposals / retirements	(424)	(338)	—	(810)	(1,572)	—		—		—		—		—
Foreign currency translation adjustment	3,014	605	—	256	3,875	91		20		—		7		118
Ending accumulated amortization	107,441	15,206	—	7,054	129,701	91,530		10,578		—		6,364		108,472
Net carrying amount	68,051	1,627	3,020	1,752	74,450	71,767		5,288		2,844		1,374		81,273

(a) Tradenames are allocated to the Industry Solutions CGU for the purpose of impairment testing.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL

As at	March 31, 2025
	Canada	France	EPM	ERP	Industry Solutions (a)	Not allocated (b)	Total
	$	$	$	$	$	$	$
Beginning balance	78,405	135	9,603	63,941	14,409	—	166,493
Business acquisition (note 4)	—	—	—	—	—	14,662	14,662
Impairment loss	—	—	—	—	(5,144)	—	(5,144)
Foreign currency translation adjustment	—	8	593	3,952	843	—	5,396
Net carrying amount	78,405	143	10,196	67,893	10,108	14,662	181,407

As at	March 31, 2024
	Canada	France	EPM	ERP	Industry Solutions (a)	Not allocated	Total
	$	$	$	$	$	$	$
Beginning balance	78,405	136	9,592	63,867	14,393	—	166,393
Foreign currency translation adjustment	—	(1)	11	74	16	—	100
Net carrying amount	78,405	135	9,603	63,941	14,409	—	166,493

(a) Industry Solutions is the CGU that includes the goodwill from the acquisition of Datum Consulting Group, LLC and its international affiliates (the “Datum Acquisition”) for the purpose of impairment testing.
(b) As at March 31, 2025, the XRM Vision purchase price allocation resulted in $14,662,000 of goodwill which has not yet been allocated to a CGU.
During the year, contingent consideration adjustments of $5,567,000 were recorded, related to the Datum Acquisition’s potential earn-out consideration due to profitability targets not being achieved. Management concluded the profitability targets not being achieved constituted an indication of impairment. The goodwill from the Datum Acquisition was recorded in the Company’s Industry Solutions cash-generating unit (“CGU”).
Consequently, management performed an impairment test as at December 31, 2024 for the Industry Solutions CGU. As a result, management concluded that the recoverable amount of the Industry Solutions CGU was less than its carrying amount, resulting in an impairment of goodwill of $5,144,000.
The Company also completed annual impairment tests as at March 31, 2025 and 2024 for all its CGUs except for the XRM Vision Acquisition and concluded that no additional impairment occurred. There are no indications of impairment on the XRM Vision goodwill.
In assessing whether goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of the CGU is based on the higher of the value in use and fair value less costs of disposal.
The recoverable amount of each CGU was determined based on the value-in-use calculations. The value-in-use calculations covered a three-year forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected operating cash flows of each CGU is determined by applying a suitable pre-tax WACC reflecting current market assessments of the time value of money and the CGU-specific risks.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL (CONT’D)
Key assumptions used in impairment testing by CGU are as follows:

As at	March 31, 2025
	Canada	France	EPM	ERP	Industry Solutions
	%	%	%	%	%
Pre-tax WACC	14.0	22.2	21.3	19.9	17.5
Long-term growth rate of net operating cash flows (c)	1.9	1.4	2.1	2.1	2.1

As at	March 31, 2024
	Canada	France	EPM	ERP	Industry Solutions
	%	%	%	%	%
Pre-tax WACC	15.9	25.1	20.3	20.7	24.3
Long-term growth rate of net operating cash flows (c)	1.8	1.4	1.9	1.9	1.9

(c) The long-term growth rate is based on published industry research.
Varying the key assumptions in the values of the recoverable amount calculations, individually, as indicated below, for the years ended March 31, 2025 and 2024, assuming all other variables remain constant, would result in the recoverable amounts being equal to the carrying amounts.

As at	March 31, 2025
	Incremental increase in after-tax WACC	Incremental decrease in long-term growth rate of net operating cash flows
	Basis points	Basis points
Canada	45	56
France	253	418
EPM (d)	2,660	—
ERP	770	1,352
Industry Solutions	101	136

(d) The recoverable amount of the EPM CGU is not sensitive to its long-term growth rate assumption.

As at	March 31, 2024
	Incremental increase in after-tax WACC	Incremental decrease in long-term growth rate of net operating cash flows
	Basis points	Basis points
Canada	228	296
France	444	711
EPM (e)	4,078	—
ERP	323	458
Industry Solutions	285	386

(e) The recoverable amount of the EPM CGU is not sensitive to its long-term growth rate assumption.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. GOODWILL (CONT’D)
Furthermore, decreases of 4% and 8% of the three-year forecast would result in the recoverable amounts being equal to the carrying amounts for the Canada and Industry Solutions CGUs, respectively (March 31, 2024 - 18% for the Canada and ERP CGUs).
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	March 31,
	2025	2024
	$	$
Trade payable	42,327	41,751
Accrued compensation	34,779	27,458
Consumption taxes payable	3,017	5,708
Provision	776	—
	80,899	74,917

11. LONG-TERM DEBT
The following table summarizes the Company’s long-term debt:

As at	March 31,	March 31,
	2025	2024
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	77,729	81,073
Secured loans (b)	—	8,537
Subordinated unsecured loans (c)	20,000	20,000
Balance of purchase price payable with a nominal value of $4,479,000 (US$3,115,000) (March 31, 2024 - $8,436,000 (US$6,230,000)), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,479,000 (US$3,115,000), maturing on July 1, 2025	4,431	8,172
Balance of purchase price payable with a nominal value of $8,625,000, non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027 (note 4)	7,718	—
Other debt from XRM Acquisition	379	—
Unamortized transaction costs (net of accumulated amortization of $403,000 and $215,000)	(338)	(400)
	109,919	117,382
Current portion of long-term debt	8,059	12,687
	101,860	104,695

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. LONG-TERM DEBT (CONT’D)
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility matures on April 1, 2027 and is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time.
As at March 31, 2025, the amount outstanding under the Credit Facility includes $61,829,000 (March 31, 2024 - $71,773,000) payable in U.S. dollars (US$43,000,000; March 31, 2024 - US$53,000,000).
The Company has an additional operating credit facility available to a maximum amount of $2,876,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at March 31, 2025.
(b) The secured loans issued by Investissement Québec to finance the Company’s 2023 refundable tax credits have been repaid in full during the year ended March 31, 2025.
(c) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2026 and are renewable for one additional year at the lender’s discretion. For the period up to October 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. The interest rates for the period between October 1, 2025 to October 1, 2026 will be communicated by the lender at the latest fifteen days prior to October 1, 2025. Once communicated, the Company will have the option to partially or fully repay the loans, without penalties, by October 1, 2025 at the latest.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Company was in compliance with all of its financial covenants as at March 31, 2025 and 2024.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. INCOME TAXES
Income tax expense for the year is as follows:

Year ended	March 31,
	2025	2024
Current tax expense:	$	$
Current tax expense for the year	1,276	317

Deferred tax recovery:
Origination and reversal of temporary differences	1,499	(256)
Total deferred tax expense (recovery)	1,499	(256)
Total income tax expense	2,775	61

The Company’s effective income tax rate differs from the combined statutory tax rate as follows:

Year ended	March 31,
	2025		2024
	%	$	%	$
Earnings (loss) before income taxes		4,070		(16,599)
Company's statutory tax rate	26.5	1,079	26.5	(4,399)
Non-deductible share-based compensation expense	24.6	1,000	(6.7)	1,113
Other non-deductible and tax exempt items	(39.2)	(1,595)	3.0	(496)
Change in unrecognized deferred tax assets	21.2	863	(21.7)	3,600
Impairment of goodwill	32.7	1,332	—	—
Other	2.4	96	(1.5)	243
Effective income tax rate	68.2	2,775	(0.4)	61

The Company’s applicable statutory tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.
Deferred income tax assets and liabilities
The amounts recognized in the consolidated statement of financial position consist of:

As at	March 31,
	2025	2024
	$	$
Deferred tax liabilities	(11,228)	(8,099)
Deferred tax assets	4,875	5,715
	(6,353)	(2,384)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. INCOME TAXES (CONT’D)
Movements in temporary differences during the year were as follows:

As at	March 31, 2025
	Opening balance	Recognized in earnings	Business acquisition	Foreign currency translation adjustment	Total
	$	$	$	$	$
Losses available for carryforward and other tax deductions	9,932	(2,108)	327	—	8,151
Lease liabilities	3,053	(654)	—	(15)	2,384
Deferred financing costs	395	(32)	—	—	363
Total deferred tax assets	13,380	(2,794)	327	(15)	10,898
Intangibles and goodwill	(8,493)	1,292	(2,581)	(45)	(9,827)
Tax credits and other	(5,786)	(349)	(156)	—	(6,291)
Right-of-use assets	(1,485)	352	—	—	(1,133)
Total deferred tax liability	(15,764)	1,295	(2,737)	(45)	(17,251)
Net carrying amount	(2,384)	(1,499)	(2,410)	(60)	(6,353)

As at	March 31, 2024
	Opening balance	Recognized in earnings	Business acquisition	Foreign currency translation adjustment	Total
	$	$	$	$	$
Losses available for carryforward and other tax deductions	18,240	(8,308)	—	—	9,932
Lease liabilities	4,907	(1,854)	—	—	3,053
Deferred financing costs	484	(89)	—	—	395
Total deferred tax assets	23,631	(10,251)	—	—	13,380
Intangibles and goodwill	(16,140)	7,652	—	(5)	(8,493)
Tax credits and other	(7,580)	1,794	—	—	(5,786)
Right-of-use assets	(2,546)	1,061	—	—	(1,485)
Total deferred tax liability	(26,266)	10,507	—	(5)	(15,764)
Net carrying amount	(2,635)	256	—	(5)	(2,384)

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. INCOME TAXES (CONT’D)

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date	Canada
$
2039	922
2040	390
2041	2,075
2042	3,516
2043	3,603
2044	4,629
15,135

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date (a)	USA
$
2038	7,816
Indefinite	15,481
23,297

(a) Net operating losses amounting to $16,063,000 of which $7,816,000, will expire in 2038, are limited due to the U.S. tax rules applicable on the acquisition of Edgewater Technology Inc. In addition, the Company has i) state losses amounting to approximately $50,846,000 (with expiry dates ranging from 2026 to 2044) and ii) net deductible temporary differences totaling approximately $36,385,000 for which no deferred tax benefit has been recognized.
13. SHARE CAPITAL
AUTHORIZED
As at March 31, 2025 and 2024, the Company’s authorized share capital consisted of an unlimited number of shares without par value as follows:
•Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;
•Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purpose of winding-up the Company’s affairs, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL (CONT’D)
•Preferred shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof. As at March 31, 2025, there were Series A preferred shares and Series B preferred shares authorized:
◦Series A, non-voting shares, with the right to receive a non-cumulative preferential dividend calculated at a rate of 0.02% per day; and
◦Series B, non-voting shares, with the right to receive a non-cumulative preferential dividend calculated at a rate of 0.05% per week.
NCIB
On September 13, 2023, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company was allowed to purchase for cancellation up to 2,411,570 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 7, 2023. The Company did not renew its NCIB program following the end of the program on September 19, 2024.
ISSUED
The following table presents information concerning issued share capital activity for the year ended March 31, 2025:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance	88,141,000	307,585	7,274,248	4,824
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,420	1,971	—	—
Shares issued in consideration of the XRM Acquisition (note 4)	3,449,103	2,875	—	—
Shares purchased for cancellation	(205,483)	(717)	—	—
Shares purchased for settlement of RSUs	(69,840)	(244)	—	—
Delivery of shares upon settlement of RSUs	69,840	169	—	—
Issuance of shares upon settlement of PSUs	23,812	222	—	—
Ending balance (a)	92,030,852	311,861	7,274,248	4,824

(a) Includes 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition subject to forfeitures which are not considered as outstanding as per IFRS.
During the year ended March 31, 2025, the following transactions occurred:
•As part of the Datum Acquisition, 622,420 Subordinate Voting Shares, with a total value of $1,971,000 (US$1,438,000), reclassified from contributed surplus, were issued in settlement of the second anniversary share consideration.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL (CONT’D)
•As part of the XRM Acquisition (note 4), 3,449,103 Subordinate Voting Shares were issued, with a total value of $5,750,000, including 1,724,553 shares subject to a claw-back clause which have been treated as deferred compensation and recorded as share-based compensation on business acquisition. The 1,724,550 shares not subject to the clawback clause had a total value of $2,875,000 and were recorded as share capital.
•205,483 Subordinate Voting Shares were purchased for cancellation under the Company's then existing NCIB for a total cash consideration of $402,000 and a carrying value of $717,000. The excess of the carrying value over the purchase price in the amount of $315,000 was recorded as a reduction to deficit.
•69,840 Subordinate Voting Shares were purchased for the settlement of RSUs for a total cash consideration of $148,000 and a carrying value of $244,000. The excess of the carrying value over the purchase price in the amount of $96,000 was recorded as a reduction to deficit. A total of 116,566 RSUs were settled net of tax and 69,840 Subordinate Voting Shares were delivered with a carrying value of $169,000, which was reclassified from contributed surplus. The purchase and delivery of Subordinate Voting Shares upon settlement of RSUs were completed by the administrative agent of the Share Unit Plan (“SUP”), in accordance with the terms of the SUP and the Services Agreement entered into between the Company and the administrative agent.
•89,712 PSUs were settled net of tax, including 55,942 which were settled in shares resulting in the issuance of 23,812 Subordinate Voting Shares with a carrying value of $222,000, which was reclassified from contributed surplus.
The following table presents information concerning issued share capital activity for the year ended March 31, 2024:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance	87,871,568	307,110	7,324,248	4,857
Shares issued pursuant to vesting of share-based compensation granted on business acquisition	622,421	1,924	—	—
Conversion of shares	50,000	33	(50,000)	(33)
Shares purchased for cancellation	(493,878)	(1,724)	—	—
Exercise of stock options	2,500	8	—	—
Settlement of DSUs	73,682	201	—	—
Settlement of RSUs	14,707	33	—	—
Ending balance	88,141,000	307,585	7,274,248	4,824

During the year ended March 31, 2024, the following transactions occurred:
•As part of the Datum Acquisition, 622,421 Subordinate Voting Shares, with a total value of $1,924,000 (US$1,438,000), reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration.
•50,000 Class B multiple voting shares (“Multiple Voting Shares”) with a carrying value of $33,000 were converted into 50,000 Subordinate Voting Shares by a director of the Company.
•493,878 Subordinate Voting Shares were purchased for cancellation under the Company's NCIB for a total cash consideration of $953,000 and a carrying value of $1,724,000. The excess of the carrying value over the purchase price in the amount of $771,000 was recorded as a reduction to deficit.
•2,500 stock options were exercised and 2,500 Subordinate Voting Shares were issued with a carrying value of $8,000, for cash consideration of $6,000, with $2,000 reclassified from contributed surplus.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
13. SHARE CAPITAL (CONT’D)
•73,682 DSUs were settled and 73,682 Subordinate Voting Shares were issued with a carrying value of $201,000, which was reclassified from contributed surplus.
•14,707 RSUs were settled and 14,707 Subordinate Voting Shares were issued with a carrying value of $33,000, which was reclassified from contributed surplus.
14. SHARE-BASED PAYMENTS
Share purchase plan
Under the Company’s share purchase plan, eligible employees may contribute up to 10% of their annual gross salary and the Company matches contributions made by employees up to a maximum percentage, depending on the position held by the employee, of the employee’s gross salary. The employee’s and the Company’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the TSX on behalf of the employee.
Stock options
Under the Company’s LTIP, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company. The LTIP provides that stock options be issued with an exercise price equal to the volume weighted average price of the Subordinate Voting Shares on the TSX for the five trading days ending on and including the day that is immediately prior to the grant date. Stock options vest as set out in the applicable award agreement between the participant and the Company. Vesting is generally four years from the date of grant and stock options shall be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment, in which case the LTIP provides earlier terms. The LTIP provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the LTIP shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.
The following tables present information concerning outstanding stock options issued by currency:

Year ended	March 31, 2025		March 31, 2024
	Number of stock options	Weighted average exercise price (CAD)	Number of stock options	Weighted average exercise price (CAD)
		$		$
Beginning balance	3,320,696	3.22	3,400,696	3.23
Forfeited	(105,769)	3.24	(57,250)	3.32
Expired	(479,861)	2.79	(22,750)	3.71
Ending balance	2,735,066	3.29	3,320,696	3.22
Exercisable at year end	2,036,314	3.31	1,932,064	3.34

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)

Year ended	March 31, 2025		March 31, 2024
	Number of stock options	Weighted average exercise price (USD)	Number of stock options	Weighted average exercise price (USD)
		$		$
Beginning balance	1,016,575	2.55	1,084,175	2.55
Forfeited	(42,250)	2.58	(52,100)	2.44
Expired	(162,250)	2.60	(13,000)	3.23
Exercised	—	—	(2,500)	1.67
Ending balance	812,075	2.53	1,016,575	2.55
Exercisable at year end	552,157	2.52	509,525	2.66

Included in the 2,036,314 (2024 - 1,932,064) exercisable stock options issued in Canadian dollars, 352,632 (2024 - 505,264) stock options are available to purchase Multiple Voting Shares at a weighted average exercise price of $3.01 as at March 31, 2025. No further stock options to purchase Multiple Voting Shares may be issued as per the stock options plan.
During the year ended March 31, 2024, the weighted average share price at the date of exercise of stock options was $2.45).
The Company did not grant stock options during the years ended March 31, 2025 and 2024.
The following tables summarize the number of stock options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2025		March 31, 2024
Exercise price range (CAD)	Number of stock options	Weighted average remaining exercise period – in years	Number of stock options	Weighted average remaining exercise period – in years
$
1.90 to 2.55	448,632	4.64	730,264	4.48
2.56 to 2.96	285,000	0.71	295,000	1.63
2.97 to 3.30	1,142,434	5.89	1,316,432	7.12
3.31 to 3.95	483,000	3.32	550,000	4.47
3.96 to 4.55	376,000	3.46	429,000	4.59
	2,735,066	4.36	3,320,696	5.29

As at	March 31, 2025		March 31, 2024
Exercise price range (USD)	Number of stock options	Weighted average remaining exercise period – in years	Number of stock options	Weighted average remaining exercise period – in years
$
1.67 to 2.25	115,000	5.23	165,000	6.23
2.26 to 2.75	554,825	6.09	624,825	7.15
2.76 to 3.44	142,250	4.01	226,750	4.96
	812,075	5.61	1,016,575	6.52

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
DSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant DSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company. The DSUs shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date.
Under the SUP, eligible employees of the Company may elect annually to receive up to 50% of their annual bonus in DSUs (“Bonus DSUs”). The Company also grants additional DSUs (“Matching DSUs”) equal to 25% of the Bonus DSUs.
The number of Bonus DSUs to be received by an eligible employee is determined by dividing the amount of the eligible employee’s bonus to be paid in the form of Bonus DSUs on the date on which the bonus is payable to the eligible employee (the “Award Date”) by the volume weighted average price of the Subordinate Voting Shares on the TSX for the five trading days ending on and including the date that is immediately prior to the Award Date. Bonus DSUs vest as of the Award Date. Matching DSUs vest on the one-year anniversary of the Award Date.
The following table presents information concerning the outstanding number of DSUs for the respective years:

Year ended	March 31,
	2025	2024
Beginning balance	1,178,080	666,974
Granted to non-employee directors	400,696	280,100
Granted to employees	—	304,688
Settled	(107,637)	(73,682)
Ending balance	1,471,139	1,178,080

During the year ended March 31, 2025, 400,696 (2024 - 280,100) fully vested DSUs, in aggregate, were granted under the LTIP to non-employee directors of the Company at a weighted average grant date fair value of $1.80 (2024 - $2.01), per DSU, for an aggregate fair value of $721,000 (2024 - $563,000).
During the year ended March 31, 2024, 304,688 DSUs, in aggregate, were granted under the SUP at a grant date fair value of $2.30, per DSU, for an aggregate fair value of $701,000.
During the year ended March 31, 2025, 107,637 DSUs issued under the SUP with a carrying value of $262,000, were settled for a total cash consideration of $192,000. The excess of the carrying value over the payment amount in the amount of $70,000 was recorded as a reduction to deficit.
During the year ended March 31, 2024, 73,682 DSUs issued under the LTIP were settled through the issuance of 73,682 Subordinate Voting Shares, with a carrying value of $201,000.
As at March 31, 2025, included in the 1,471,139 DSUs are 1,274,088 DSUs issued under the LTIP and 197,051 DSUs issued under the SUP.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
RSUs
Under the Incentive Plans, the Board, subject to the provisions of the Incentive Plans and such other terms and conditions, may grant RSUs to obtain Subordinate Voting Shares to eligible employees (and directors per the LTIP) of the Company. Unless otherwise specified by the Board at the time of grant, RSUs granted under the LTIP and the SUP generally vest on the third anniversary of the date of grant. Under both the LTIP and SUP, RSUs shall be settled as soon as practicable following vesting, but no later than December 15th of the second calendar year following the year in which the grant was made.
The following table presents information concerning the outstanding number of RSUs for the respective years:

Year ended	March 31,
	2025	2024
Beginning balance	349,700	181,498
Granted	1,935,286	349,700
Forfeited	(13,189)	—
Settled	(116,566)	(181,498)
Ending balance	2,155,231	349,700

RSUs issued under the SUP are settled in Subordinate Voting Shares purchased on the open market through the SUP’s administrative agent, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the settlement, the Company settles RSUs on a net basis.
During the year ended March 31, 2025, 1,935,286 (2024 - 349,700) RSUs, in aggregate, vesting on the third anniversary date of grant (2024 - over three years), were granted under the SUP at an average grant date fair value of $1.67 (2024 - $2.23), per RSU, for an aggregate fair value of $3,232,000 (2024 - $780,000).
During the year ended March 31, 2025, 116,566 RSUs issued under the SUP with a carrying value of $266,000, were settled on a net basis. 69,840 Subordinate Voting Shares were purchased on the open market and delivered, with an amount of $169,000 previously credited to contributed surplus transferred to share capital. The balance of 46,726 RSUs, representing an amount of $97,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements.
During the year ended March 31, 2024, 181,498 RSUs issued under the LTIP were settled. 14,707 RSUs were settled through the issuance of 14,707 Subordinate Voting Shares, with a carrying value of $33,000. The balance was settled for a total cash consideration of $371,000.
As at March 31, 2025, all 2,155,231 RSUs were issued under the SUP.
PSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to eligible employees and directors of the Company. The terms and conditions of each PSU grant, including market and non-market performance goals, are determined by the Board.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
The following table presents information concerning the outstanding number of PSUs for the respective years:

Year ended	March 31,
	2025	2024
Beginning balance	2,156,527	855,383
Granted	1,510,468	1,349,752
Forfeited	(504,416)	(48,608)
Settled	(89,712)	—
Ending balance	3,072,867	2,156,527

During the year ended March 31, 2025, 1,510,468 (2024 - 1,349,752) PSUs, in aggregate, vesting three years from the date of grant, were granted at a grant date fair value of $1.64 (2024 - $2.30), per PSU, for an aggregate fair value of $2,477,000 (2024 - $3,104,000).
During the year ended March 31, 2025, 89,712 PSUs issued under the LTIP were settled.
•55,942 PSUs issued under the LTIP with a carrying value of $521,000, were settled on a net basis.
(i)23,812 Subordinate Voting Shares were issued, with an amount of $222,000 previously credited to contributed surplus transferred to share capital; and
(ii)the balance of 32,130 PSUs, with a carrying value of $299,000 and representing a fair value of $54,000, were surrendered for cancellation to satisfy the employee’s statutory withholding tax requirements. The excess of the carrying value of the PSUs surrendered for cancellation over the payment amount of $245,000, was recorded as a reduction to deficit.
•33,770 PSUs with a carrying value of $346,000 were settled for a total cash consideration of $72,000. The excess of the carrying value of the PSUs settled cash over the payment amount of $274,000, was recorded as a reduction to deficit.
As at March 31, 2025, all 3,072,867 PSUs were issued under the LTIP.
Share-Based Compensation expense
Total share-based compensation expense for the years ended March 31, 2025 and 2024 is summarized as follows:

Year ended	March 31,
	2025	2024
	$	$
Stock options	200	594
Share purchase plan – employer contribution	1,333	1,394
Share-based compensation granted on business acquisitions (a)	1,683	2,099
DSUs	722	600
RSUs	1,122	363
PSUs	283	1,207
	5,343	6,257

(a) Excludes the portion of the contingent consideration adjustment to be settled in shares (note 20).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. SHARE-BASED PAYMENTS (CONT’D)
The share-based compensation granted on business acquisitions includes the following:
•In relation to the Subordinate Voting Shares to be issued as part of the Datum Acquisition, an amount of $913,000 (2024 - $2,099,000); and
•In relation to the Subordinate Voting Shares to be issued as part of the XRM Acquisition, an amount of $770,000 (2024 - nil).
15. COMMITMENTS AND CONTINGENCIES
Contingencies
From time to time, the Company may become threatened with, or become subject to various claims and legal proceedings as part of its normal course of business. Management uses judgment to assess the potential outcome of these proceedings and estimates the provisions, with advice and information provided by its legal advisors and based on its own experience in the resolution of similar proceedings. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and legal proceedings will not have a material impact on the Company’s financial position and results of operations. Claims for which there is a probable unfavorable outcome are recorded in provisions. As a government contractor, the Company is also subject to more restrictive laws and regulations that are not applicable to non-governmental contractors. Audits and investigations by governmental agencies to monitor compliance with those laws and regulations are inherent in government contracting and, from time to time, management receives inquiries and similar demands related to the Company’s ongoing business with governmental agencies. Violations could result in civil or criminal liabilities, which could be material, as well as the suspension or debarment from eligibility for awards of government contracts or option renewals.
Operating commitments
Operating expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

As at	March 31, 2025
Technology licenses, infrastructure and other	Total
$
2026	6,999
2027	4,012
2028	2,930
2029	1,107
Thereafter	1,077
16,125

16. RELATED PARTIES
Ultimate controlling party
As at March 31, 2025, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 44.6% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
16. RELATED PARTIES (CONT’D)
Transactions with key management personnel
Key management personnel includes the Company’s directors and members of the Company’s Executive Committee and certain other key management personnel. Key management personnel of Alithya participate in the share purchase plan and the Incentive Plans. The compensation paid or payable to key management personnel for services is shown below:

Year ended	March 31,
	2025	2024
	$	$
Short-term employee benefits (a)	6,275	4,100
Share-based compensation	2,060	2,106
Termination benefits	878	—
	9,213	6,206

(a) Short-term employee benefits include salaries, benefits and short-term incentive compensation.
In addition to the above amounts, the Company is committed to pay termination benefits to certain key management personnel up to $7,378,000 (2024 - $6,433,000) in the event of a termination under certain conditions.
17. EARNINGS (LOSS) PER SHARE

Year ended	March 31,
	2025	2024
	$	$
Net earnings (loss)	1,295	(16,660)

Weighted average number of Shares outstanding - basic and diluted (a)	96,313,316	95,527,385
Basic and diluted earnings (loss) per share	0.01	(0.17)

(a) The weighted average number of basic Shares calculation for the year ended March 31, 2025 exclude the impact of 1,724,553 Subordinate Voting Shares issued as part of the XRM Acquisition as they were subject to forfeitures.
For the year ended March 31, 2024, the potentially dilutive outstanding equity instruments, which are the DSUs, PSUs and options mentioned in Note 14 granted under the LTIP, certain shares to be issued as part of anniversary payments related to business acquisition, and the Subordinate Voting Shares issued as part of the XRM acquisition subject to forfeiture, were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
For the year ended March 31, 2025, the basic and diluted earnings per share are the same as the inclusion of the instruments listed above had no impact on the result.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
18. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES
The changes in the Company’s liabilities arising from financing activities can be classified as follows:

Year ended	March 31, 2025			March 31, 2024
	Contingent consideration	Long-term debt	Total	Contingent consideration	Long-term debt	Total
	$	$	$	$	$	$
Beginning balance	4,082	117,382	121,464	7,037	127,190	134,227
Repayments	—	(123,561)	(123,561)	—	(159,110)	(159,110)
Proceeds	—	102,706	102,706	—	148,340	148,340
Total cash flow	—	(20,855)	(20,855)	—	(10,770)	(10,770)
Business acquisition (note 4)	5,104	8,351	13,455	—	—	—
Changes in estimate (note 20)	(4,312)	—	(4,312)	(2,962)	—	(2,962)
Amortization of finance costs	—	242	242	—	426	426
Interest accretion on balances of purchase price payable	256	419	675	—	384	384
Impacts of foreign exchange	229	4,380	4,609	7	152	159
Total non-cash	1,277	13,392	14,669	(2,955)	962	(1,993)
Ending balance	5,359	109,919	115,278	4,082	117,382	121,464

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
19. ADDITIONAL INFORMATION ON CONSOLIDATED EARNINGS (LOSS)
The following table provides additional information on the consolidated earnings (loss):

Year ended	March 31,
	2025	2024
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	409,219	431,543
Tax credits (a)	(9,121)	(8,467)
Licenses and telecommunications	13,383	13,915
Professional fees	7,436	9,010
Other expenses	12,361	15,910
Impairment of property and equipment and right-of-use assets and loss on remeasurement of lease liabilities	150	1,462
Depreciation of property and equipment	2,013	3,338
Depreciation of right-of-use assets	2,510	2,575
	437,951	469,286
Expenses by Function
Cost of revenues	317,347	341,815
Selling, general and administrative expenses (b)	116,081	121,558
Depreciation	4,523	5,913
	437,951	469,286

(a) Tax credits are included in cost of revenues.
(b) For the year ended March 31, 2025, selling, general and administrative expenses includes termination and benefit costs for management personnel of $2,132,000 (2024 - nil) and $246,000 (2024 - nil) of reversal of share-based compensation expense for forfeited equity instruments.
20. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
The following table summarizes business acquisition, integration and reorganization costs:

Year ended	March 31,
	2025	2024
	$	$
Acquisition costs (a)	1,308	263
Integration costs (b)	1,563	2,096
Reorganization costs (c)	1,256	4,377
Employee compensation on business acquisition (d)	206	475
Contingent consideration adjustment (e)	(5,567)	(3,827)
	(1,234)	3,384

(a) The acquisition costs consisted mainly of professional fees incurred in relation to business acquisitions (note 4).
(b) For the year ended March 31, 2025, integration costs consisted mainly of transition costs related to system integrations and common area expenses on vacated premises in relation to business acquisitions (2024 - mainly retention bonuses and common area expenses on vacated premises in relation to business acquisitions).
(c) Reorganization costs consisted of employee termination and benefits costs.
(d) Employee compensation on business acquisition included deferred cash consideration from the Datum acquisition.
(e) Contingent consideration adjustment includes recoveries from changes in the estimated amount payable of $(4,312,000) (2024 - $(2,962,000)) related to the portion payable in cash and $(1,255,000) (2024 - $(865,000)) related to the portion to be settled in shares as per the earn-out consideration of the Datum Acquisition.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
21. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

Year ended	March 31,
	2025	2024
	$	$
Interest on long-term debt	7,339	10,831
Interest on lease liabilities	466	664
Amortization of finance costs	242	426
Interest accretion on balance of purchase price payable	675	384
Financing fees	562	220
Interest income	(402)	(668)
	8,882	11,857

22. SUPPLEMENTARY CASH FLOW INFORMATION
Changes in non-cash working capital items are as follows:

Year ended	March 31,
	2025	2024
	$	$
Accounts receivable and other receivables	9,514	(6,243)
Unbilled revenues	844	8,496
Tax credits receivable	702	1,168
Prepaids	(1,222)	614
Other assets	940	(213)
Accounts payable and accrued liabilities	1,150	(17,054)
Deferred revenues	(1,707)	2,988
	10,221	(10,244)

During the year ended March 31, 2025, non-cash investing and financing activities included additions to right-of-use assets and lease liabilities in the amount of $965,000 (2024 - $557,000).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has three operating and reportable segments: Canada, U.S. and International.
The Company's chief operating decision maker assesses the performance of the reportable segments based on revenues and operating income by segment. Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs, depreciation and amortization and foreign exchange loss (gain), which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
The accounting policies of each reportable segment are the same as described in Note 3. The revenues and operating income by segment exclude intersegmental revenues and cost of revenues.
The following tables present the Company's operations based on reportable segments:

Year ended	March 31, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	251,902	200,515	21,064	473,481

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	212,159	148,656	18,048	378,863
Tax credits	(8,968)	—	(153)	(9,121)
Licenses and telecommunication	1,004	4,891	211	6,106
Other expenses	7,368	7,271	1,149	15,788
	211,563	160,818	19,255	391,636
Operating income by segment	40,339	39,697	1,809	81,845
Head office general and administrative expenses				41,792
Business acquisition, integration and reorganization costs recovery (a)				(1,234)
Foreign exchange loss (gain)				(258)
Operating income before depreciation, amortization and impairment				41,545
Depreciation and amortization				23,449
Impairment of goodwill (a)				5,144
Operating income (loss)				12,952

(a) The recovery of $(5,567,000) from the contingent consideration adjustment included in Business acquisition, integration and reorganization costs and the impairment of goodwill relate to the U.S. segment. The reorganization costs included in Business acquisition, integration and reorganization costs mostly relate to the Canada segment.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. SEGMENT AND GEOGRAPHICAL INFORMATION (CONT’D)

Year ended	March 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Revenues	277,544	192,493	21,088	491,125

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	239,563	146,067	18,123	403,753
Tax credits	(7,851)	—	(616)	(8,467)
Licenses and telecommunication	1,216	4,894	103	6,213
Other expenses	11,703	8,702	998	21,403
	244,631	159,663	18,608	422,902
Operating income by segment	32,913	32,830	2,480	68,223
Head office general and administrative expenses				40,471
Business acquisition, integration and reorganization costs (b)				3,384
Foreign exchange loss (gain)				102
Operating income before depreciation, amortization and impairment				24,266
Depreciation and amortization				29,008
Operating income (loss)				(4,742)

(b) The recovery of $(3,827,000) from the contingent consideration adjustment included in Business acquisition, integration and reorganization costs relates to the U.S. segment. The reorganization costs included in Business acquisition, integration and reorganization costs mostly relate to the Canada segment.
Long-lived assets by geographic location
The following table presents the total net book value of the Company’s long-lived assets by geographic location:

As at	March 31,
	2025		2024
	$	%	$	%
Canada	139,309	52.7	123,981	48.1
U.S.	122,534	46.4	132,366	51.3
International	2,251	0.9	1,615	0.6
	264,094	100.0	257,962	100.0

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. SEGMENT AND GEOGRAPHICAL INFORMATION (CONT’D)
Information about revenues and deferred revenues
An analysis of the Company’s revenues from customers for each major service category is as follows:

Year ended	March 31, 2025
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (c)	211,478	107,159	18,987	337,624
Enterprise transformation services - fixed-fee arrangements	24,621	35,113	1,668	61,402
Business enablement services (d)	15,803	58,243	409	74,455
	251,902	200,515	21,064	473,481

(c) Including $129,284,000 of time and materials arrangements applying the Input Method for the year ended March 31, 2025.
(d) Including support revenues of $12,175,000 for Canada, $32,802,000 for U.S. and $268,000 for the International operating segment for a total of $45,245,000 for the year ended March 31, 2025.

Year ended	March 31, 2024
	Canada	U.S.	International	Total
	$	$	$	$
Strategic consulting and enterprise transformation services - time and materials arrangements (e)	239,865	101,056	18,609	359,530
Enterprise transformation services - fixed-fee arrangements	23,604	37,382	2,479	63,465
Business enablement services (f)	14,075	54,055	—	68,130
	277,544	192,493	21,088	491,125

(e) Including $106,826,000 of time and materials arrangements applying the Input Method for the year ended March 31, 2024.
(f) Including support revenues of $10,075,000 for Canada and $27,313,000 for the U.S. operating segment for a total of $37,388,000 for the year ended March 31, 2024.
During the years ended March 31, 2025 and 2024, significantly all amounts included in the opening balance of deferred revenues were recognized as revenue.
Major customer
During the year ended March 31, 2025, one Canadian customer generated more than 10% of total revenues for $53,614,000 (2024 - two Canadian customers generated more than 10% of total revenues for $118,320,000). As at March 31, 2025, one Canadian customer represented more than 10% of total accounts receivable and other receivables for $10,210,000 or 11% (2024 - no customer represented more than 10%).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
24. REMAINING PERFORMANCE OBLIGATIONS
Remaining performance obligations relate to the Company’s performance obligations that are partially or fully unsatisfied under signed time and materials arrangements applying the Input Method and fixed-fee arrangements. When estimating minimum transaction prices allocated to the remaining unsatisfied, or partially unsatisfied, performance obligations, the Company applied the practical expedient to not disclose information about remaining performance obligations if the underlying contract has an original expected duration of one year or less and for those contracts where the Company bills the same value as that which is transferred to the customer.
The amount of the selling price allocated to remaining performance obligations as at March 31, 2025 is $71,697,000 (2024 - $80,781,000) and is expected to be recognized as revenue within a weighted average of 2.0 years (2024 - 2.7 years).
25. FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities, contingent consideration and long-term debt. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, liquidity risk, credit risk and currency risk. Senior management and the Board are responsible for setting risk levels and reviewing risk management activities as they deem necessary.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fluctuations in interest rates with respect to its variable rate on long-term debts. The Company's financial instruments bearing interest at variable rates are as follows:

As at	March 31,
	2025	2024
	$	$
Credit Facility (note 11)	77,729	81,073
Secured loans (note 11)	—	8,537
Other debt from XRM Acquisition (note 11)	379	—
	78,108	89,610

On August 30, 2022, the Company entered into, and designated as an effective hedging instrument, an interest rate swap for a nominal amount of $30,000,000, maturing on August 30, 2025, to fix the variability in interest rates on a designated portion of borrowings under its Credit Facility. Under the interest rate swap agreement, the Company pays interest based on a fixed rate of 3.97%, and receives interest based on the actual one-month BA/CDOR rate. The fair market value of the interest rate swap agreement as at March 31, 2025 and 2024 was insignificant.
For the year ended March 31, 2025, the Company has determined that a reasonably possible increase or decrease of 100 basis points in interest rates on the above variable-rate financial liabilities would not have a significant impact on equity and profit or loss. This analysis assumes that all other variables remain constant, in particular foreign currency exchange rates. It was performed on the same basis for the year ended March 31, 2024.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s activities are financed through a combination of cash flows from operations, borrowings under the existing Credit Facility, issuance of debt and issuance of equity instruments. In order to manage its exposure to liquidity risk, the Company’s primary goal is to maintain an optimal level of liquidity through an active management of assets and liabilities as well as cash flows. The Company regularly monitors its actual and expected cashflows to ensure its maintains sufficient available liquidity to meet its obligations, while staying proactive in the management and negotiation of its borrowing facilities. Data used to monitor cashflows corresponds to the contractual maturities information presented in the tables below. The analysis shows that the Company expects sufficient cashflow for each period considered to the date of maturity of the Credit Facility. As at March 31, 2025, the Company has an unused capacity of $62,271,000 (2024 - $58,927,000) under its Credit Facility of $140,000,000, which excludes the accordion provision.
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities.

As at	March 31, 2025
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	42,327	42,327	42,327	—	—	—
Contingent consideration	5,359	6,353	—	6,353	—	—
Credit Facility	77,729	88,060	5,217	5,114	77,729	—
Subordinated unsecured loans	20,000	22,221	1,438	20,783	—	—
Balances of purchase price payable	12,149	13,104	7,929	3,450	1,725	—
Other liabilities (included in long-term debt)	379	389	360	29	—	—
Lease liabilities	8,995	10,149	3,928	1,911	4,186	124
	166,938	182,603	61,199	37,640	83,640	124

As at	March 31, 2024
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	41,751	41,751	41,751	—	—	—
Contingent consideration	4,082	4,358	—	4,358	—	—
Credit Facility	81,073	93,444	6,065	6,306	81,073	—
Secured loans	8,537	8,580	8,580	—	—	—
Subordinated unsecured loans	20,000	23,871	1,310	1,608	20,953	—
Balance of purchase price payable	8,172	8,436	4,218	4,218	—	—
Lease liabilities	11,520	12,615	4,559	2,750	3,981	1,325
	175,135	193,055	66,483	19,240	106,007	1,325

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Credit risk
Credit risk is the risk of loss due to a counterparty's inability to meet its obligations. As at March 31, 2025 and 2024, the Company's credit risk exposure consists mainly of the carrying amounts of cash held with major Canadian banks, accounts receivable and other receivables, unbilled revenues and other assets. The carrying amounts of financial assets and unbilled revenues represent the maximum credit exposure.
Impairment losses recognized in profit or loss were not significant in both 2025 and 2024.
The credit risk in respect of cash balances is minimal as they are held with reputable financial institutions.
With respect to trade accounts receivable, unbilled revenues and other assets, the Company’s credit risk exposure is mitigated by the relative size and nature of the business carried on by such customers. Also, the Company has a large and diversified client base from clients engaged in various industries, including banks with high credit-ratings, government agencies, telecommunications and retails. Historically, the Company has not made any significant write-offs.
In order to manage its exposure to credit risk and assess credit quality, the Company established a credit policy under which collection of trade accounts receivable is a priority. Each new customer is analyzed individually for creditworthiness before the Company enters into a contract. The financial stability and liquidity of customers are assessed on a regular basis, which include the review of default risk associated with the industry in which customers operate. No significant adjustments were made to expected credit losses in connection with this assessment. The Company also limits its exposure by setting credit limits when deemed necessary.
The Company recognizes an impairment loss allowance for expected credit losses (“ECLs”) on trade accounts receivable and unbilled revenues, using an estimate of credit losses. The Company establishes an impairment loss allowance on a collective and individual assessment basis, by considering its historical experience, external indicators and forward-looking information. If actual credit losses differ from estimates, future earnings would be affected. In its assessment of the impairment loss allowance, the Company considered the economic impact resulting from the changes in levels of inflation and in borrowing rates on its ECL assessment, including the risk of default of its customers given the continued economic uncertainty. As at March 31, 2025 and 2024, allowance for ECLs was not significant.
The following table provides information about the exposure to credit risk for trade accounts receivable:

As at	March 31,
	2025	2024
	$	$
Current	74,097	65,907
0-30 days	17,855	26,726
31-60 days	804	979
61-90 days	320	2,191
Over 90 days	2,017	2,543
	95,093	98,346

The unbilled revenues are substantially all current in nature.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
Currency risk
The Company is exposed to foreign currency risk on financial instruments denominated in currencies which are different from the respective functional currencies of the subsidiaries. The currency in which these financial instruments are mainly denominated is USD. Other currencies have no significant impact on the Company’s exposure to currency risk.
The summary quantitative data about the Company’s exposure to currency risk for the significant exchange rates is as follow, expressed in Canadian dollars:

As at	March 31,
	2025	2024
	$	$
Cash	1,613	16
Accounts receivable and other receivables	72	901
Accounts payable and accrued liabilities	(712)	(1,865)
Contingent consideration	—	(4,082)
Intercompany receivable net of Credit Facility	14,827	6,252
Balance of purchase price payable	(943)	(1,721)
Net statement of financial position exposure	14,857	(499)

The following table illustrates the sensitivity of profit and equity in regards to the Company’s financial assets and financial liabilities and the USD/Canadian dollar exchange rate ‘all other things being equal’. It assumes a +/-11% change of the USD/Canadian dollar exchange rate for the year ended March 31, 2025 (2024: +/-5%). This percentage has been determined based on the average market volatility of the exchange rate in the previous twelve months. The sensitivity analysis is based on the Company’s foreign currency financial instruments held at each reporting date.

			Profit or loss
Effect in Canadian dollars			Strengthening	Weakening
As at March 31, 2025
USD	11%	Movement	1,650	(1,650)
As at March 31, 2024
USD	5%	Movement	(18)	18
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
25. FINANCIAL INSTRUMENTS (CONT’D)
The carrying amounts of cash, accounts receivable and other receivables, other assets, accounts payable and accrued liabilities and long-term debt bearing interest at variable rates is a reasonable approximation of fair value.
The contingent consideration related to the XRM Acquisition (note 4) is payable based on the achievement of growth in excess of the trailing twelve months gross margin over a consecutive 12 months period within the 18 months following the acquisition date and is included in Level 3 of the fair value hierarchy. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. The actual earn-out payout can range from nil to $10,500,000. The maximum potential impact on the results can be an increase of $5,104,000 or a decrease of $5,396,000 in earnings.
The fair value of the long-term debt bearing interest at fixed rates is estimated by discounting expected cash flows at rates that would be currently offered to the Company for debts of the same remaining maturities and conditions (level 2). For both 2025 and 2024, the Company has determined that the fair values of the Credit Facility, the secured loans, the subordinated unsecured loan and the balances of purchase price payable are not significantly different than their carrying amounts.
26. CAPITAL DISCLOSURES
The Company's capital consists of cash, long-term debt, contingent consideration and total shareholders’ equity. The Company's main objectives when managing capital are:
•to provide a strong capital base in order to maintain shareholder, creditor and stakeholder confidence and to sustain future growth development of the business;
•to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations;
•to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions; and
•to provide a rewarding return on investment to shareholders.
In managing its capital structure, the Company monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and availability under the Credit Facility. Alithya manages its capital structure and may make adjustments to it in order to support the broader corporate strategy or in response to changes in economic conditions and risk. In order to maintain or adjust its capital structure, the Company may purchase shares from existing shareholders, issue new shares, issue new debt (including issuing new debt to replace existing debt with different characteristics), or reduce the amount of existing debt.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2025 and 2024	| 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
26. CAPITAL DISCLOSURES (CONT’D)
Total capital as at March 31, 2025 and 2024 is calculated as follows:

As at	March 31,
	2025	2024
	$	$
Cash	(15,956)	(8,859)
Current portion of long-term debt	8,059	12,687
Contingent consideration	5,359	4,082
Long-term debt	101,860	104,695
Share capital	316,685	312,409
Deficit	(155,075)	(157,370)
Accumulated other comprehensive income	7,998	4,606
Contributed surplus	14,948	15,559
	283,878	287,809

The Company monitors capital using a number of financial metrics, including but not limited to:
•the senior debt to Adjusted EBITDA (defined as earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, and other non-recurring items, including severance consisting of termination and benefit costs for management personnel) ratio, defined as senior debt to 12-month trailing Adjusted EBITDA (as defined in the Credit Facility);
•the total debt to Adjusted EBITDA ratio, defined as total debt to 12-month trailing Adjusted EBITDA; and
•the fixed charge coverage ratio, defined as Adjusted EBITDA minus taxes, distributions and capital expenditures to aggregate interest expense and regular scheduled principal repayments.
The Company uses operating income, Adjusted EBITDA, Adjusted Net Earnings (defined as net earnings (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets and (gain) loss on lease termination, share-based compensation, business acquisition, integration and reorganization costs, other non-recurring items, including severance consisting of termination and benefit costs for management personnel, and the income tax effects of these items) and cash flow from operations as measurements to monitor operating performance. Adjusted EBITDA, Adjusted EBITDA ratio and Adjusted Net Earnings, as presented, are not recognized for financial statement presentation purposes under IFRS, and do not have a standardized meaning. Therefore, they are not likely to be comparable to similar measures presented by other entities.
The continued availability of the Credit Facility is subject to the Company’s ability to maintain certain debt service and fixed charge coverage covenants, as well as other affirmative and negative covenants, including certain limitations of distributions in the form of dividends or equity repayments in any given fiscal year, as set out in the credit agreement.
The Company is subject to financial covenants pursuant to the Credit Facility agreement, which are measured on a quarterly basis. The covenants are senior debt to Adjusted EBITDA, total debt to Adjusted EBITDA and fixed charge coverage ratios. The Company was in compliance with all such covenants at March 31, 2025 and 2024.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2025 AND 2024
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
27. SUBSEQUENT EVENT
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S. based eVerge Interests Inc. and its subsidiaries (“eVerge”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing business and will reinforce Alithya’s smart shoring capabilities.
The acquisition of eVerge was completed for total consideration of US$23,500,000 ($32,292,000), all payable in cash. The total purchase consideration consists of: (i) US$18,800,000 ($25,834,000) payable in three installments, (60% at closing and 20% payable on each of May 31, 2026 and 2027 (each an ‘’Anniversary Date’’); and (ii) a potential earn-out consideration of US$4,700,000 ($6,458,000), subject to certain post-closing conditions, payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).

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